                                                                     EXHIBIT 2.1

                          SOUTHERN MINERAL CORPORATION
                             500 DALLAS, SUITE 2800
                           HOUSTON, TEXAS  77002-4708
                                 (713) 658-9444


                               November 11, 1997


Mr. Gary D. Purcell
GPI Energy, Inc.
2601 Augusta, Suite 12
Houston, Texas 77057

         Re:     Acquisition of Oil and Gas Properties
                 Lake Raccourci Field, LaFourche Parish, Louisiana

Dear Mr. Purcell:

Southern Mineral Corporation ("Buyer"), hereby agrees to buy the oil and gas properties described in Exhibit A attached hereto (the "Properties"), from GPI Energy, Inc. ("Seller"), who agrees to sell and assign the Properties subject to the following term and conditions:

1.       Purchase Price.  The purchase price shall be $5,400,000.00.

2.       Effective Date:  The effective date shall be November 1, 1997.

3. Closing. Unless otherwise agreed, closing of this sale shall take place at Buyer's offices on or before November 24, 1997. At closing the following shall occur:

         (a) Seller shall deliver to Buyer an assignment and shall further deliver to Buyer such other state and federal assignments as are necessary to accomplish the intent of this agreement;

         (b) Seller shall deliver to Buyer a settlement statement at closing that shall set forth the parties' best estimate of the adjustments described in Section 5 hereafter;

         (c) Seller shall deliver letters in lieu of transfer orders in form satisfactory to Buyer;

         (d) Buyer shall deliver to Seller, by cashier's check or wire transfer an amount equal to the purchase price, as adjusted in accordance with the settlement statement described in Section 3.(b) above;

         (e) Buyer and Seller agree to deliver, each to the other, any other documents, instruments or writings necessary to accomplish the intent of this agreement.

Mr. Gary D. Purcell
November 11, 1997
Page 2




4. Seller's Representations and Buyer Due Diligence. Seller represents that the working interests and net revenue interests for the Properties are as set forth on Exhibit A. After execution hereof, Seller shall make available to Buyer all of its files and records relating to the Properties. Buyer may conduct such title and due diligence with respect to the Properties as it deems necessary. On or before the closing of business on the third business day prior to closing, Buyer shall submit to Seller a list of title defects, if any. In the event that Buyer submits such a list or in the event any of the above representations are false, then Seller and Buyer shall meet and in good faith attempt to cure such defects or misrepresentations. If Seller determines that it is unable to cure any of such defects, then Seller and Buyer shall meet and in good faith attempt to agree on a reasonable purchase price adjustment. If Buyer and Seller cannot reach such agreement, then either Buyer or Seller may elect to terminate this agreement, in which event this agreement shall be of no further force or effect. The representations set forth above shall not survive closing.

5. Purchase Price Adjustments. All monies received from production sold prior to the effective date will belong to Seller and all monies received from production sold after the effective date will belong to Buyer. All expenses, excise, severance, ad valorem and production taxes incurred prior to the effective date will be the responsibility of Seller. Buyer will be responsible for such items incurred after the effective date. If necessary, Seller shall prepare and deliver to Buyer as soon as possible following closing, but in any event before ninety (90) days after the closing, a statement setting forth the adjustments described.

6. Buyer and Seller agree that there are no gas or condensate imbalances as of the Effective Date, and should any be found, the Purchase Price shall be adjusted accordingly.

7.       Miscellaneous.

         (a) Investment Knowledge. Buyer is an experienced and knowledgeable investor in the oil and gas business. Buyer acknowledges that Buyer was provided opportunity to review Seller's records and information and conduct visits to the Properties prior to offering to purchase the Properties. Buyer is purchasing the Properties solely on Buyer's own independent evaluation, investigation, analysis, verification and judgment, without relying on statements of Seller, its employees, agents, officers, directors or representatives.

         (b) Confidentiality. Seller acknowledges that Buyer is a publicly held company and has certain responsibilities and duties as to disclosure. However, Buyer agrees to keep terms of this agreement confidential and not to disclose the Purchase Price or the name of Seller if Buyer chooses to announce that it has acquired an interest in the Properties. Furthermore, Buyer agrees not to disclose the terms of this agreement to any other working interest owners in the Properties or to anyone else which Buyer is not obligated to do so by nature of being a public company. Seller agrees to keep the terms of this agreement confidential and not to disclose to anyone, including, but not limited to, any working interest owners in the Properties, the terms of this agreement.
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Mr. Gary D. Purcell
November 11, 1997
Page 3




         (c) Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to its principles of conflicts of laws.

         (d) Entire agreement. This agreement supersedes all prior agreements between the parties (written and oral) and is intended as a complete and exclusive statement of the terms of the agreement between the parties.
This agreement may be amended only by a written instrument duly executed by the parties.

If this letter sets forth our understanding, please execute below no later than 5:00 p.m. CST on Wednesday, November 12, 1997, whereupon this letter shall become a binding contract between us.

                                                   Very truly yours,

                                                   Southern Mineral Corporation


                                                   By:    Steven H. Mikel
                                                   ----------------------------
                                                   Title: President
                                                   ----------------------------

ACCEPTED AND AGREED TO this
12th day of November 1997.
GPI Energy, Inc.

By:    Gary Purcell
--------------------
Name:  Gary Purcell
--------------------
Title: President
--------------------

                                   EXHIBIT A

                              LAKE RACCOURCI FIELD
                          LAFOURCHE PARISH, LOUISIANA


                        Expense and Net Revenue Interest


                                            Expense Int.      Net Revenue Int.
                                            -----------       ---------------
State Lease 14284 Well No. 1                   22.5%             15.430875%

State Lease 14589 Well No. 1                   22.5%             15.750000%

Area of Mutual Interest                        16.0323%